

August 4, 2010

Mr. Peter S. Hathaway
Executive Vice President and Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, Arizona 85260

> **Re:** **JDA Software Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-27876**

Dear Mr. Hathaway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), page 63

1. We note the column titled, "Deferred Stock Compensation" in your Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss). We also note on page 84 that you record deferred compensation related to the issuance of performance share awards. Tell us why you continue to record deferred compensation related to the issuance of your share-based compensation awards and refer to the accounting literature you are relying on. In this regard, we note in your 2006 Form 10-K you adopted the provisions of SFAS 123R effective January 1, 2006 using the modified prospective method. In accordance with paragraph 74 of SFAS 123R, under the modified prospective method, any unearned or deferred compensation (contra-equity accounts) related to

earlier awards shall be eliminated against the appropriate equity accounts; however upon adoption, you continued to present deferred compensation related to prior awards in your financial statements. Please advise.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 68

2.   We note your disclosure that you established vendor-specific objective evidence of the fair value for maintenance based on the price customers will be required to pay when it is sold separately, which is typically the renewal rate. We also note your disclosure on page 18 that customers are increasingly seeking to reduce their maintenance fees. Clarify whether you have accepted or negotiated a reduced renewal rate for maintenance services for any of your customers when compared to the renewal rate stated in their initial contract and if so, please explain how you determined you can reasonably estimate the fair value of your maintenance arrangements including how you determined that your renewal rates are substantive. Additionally, please provide us with the range of typical renewal rates stated in your initial contracts and tell us what percentage of your customers actually renewed maintenance at these stated rates.

Note 17. Income Taxes, page 89

3.   We note your disclosure that the increase in the "changes in estimate and foreign statutory rates" line item from 2007 to 2008 in your rate reconciliation is due to additional liabilities related to uncertain tax positions, settlement of IRS examinations and the true-up of previously estimated deferred tax assets. Please provide us with the specific details and amounts that make up the $2,582,000 adjustment in your 2008 rate reconciliation related to this line item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Patrick Gilmore
Accounting Branch Chief